Odyssey Science, Inc.

Overview
There has been no innovation in manufacturing focused on preserving product efficacy and stability. Odyssey is the only beauty and wellness brand with patent-pending ESP technology and proprietary manufacturing processes that achieve the highest level of efficacy, stability, and safety that is unmatched in our industry.

Odyssey is leading the way by offering a patent-pending green technology alternative to the use of harmful preservatives and the wasteful and shortened shelf-life of beauty and wellness products.

We Are Solving Industry Challenges
Exposure to light and oxygen causes significant product waste and expense in the topical product industry, similar to the food industry, which we estimate at $300 billion. Poor packaging also contributes to product degradation. Topical product failure and waste occurs when the efficacy and stability of the active ingredients, the key ingredients that achieve the product's performance promise, are significantly diminished; creating a product that does not work.

Existing legacy manufacturing processes (like creams, serums, gels, lotions, and oils) are exposed to oxygen and light. Competitors are forced to add preservatives and additional ingredients to help preserve efficacy and stability. More ingredients add cost and affect product performance because your skin has limits on what it can absorb. Other consumer offerings to preserve efficacy and stability including insulated bags and mini skincare refrigerators are just an unnecessary added cost to a product that is already degrading.

Our Technology Solution "Our Moat"
Our patent-pending ESP technology ensures our products are made in an oxygen and light free environment. Our exclusive, custom built formulation and filling line is fully sealed and our products are placed in sustainable packaging that is air tight and free of light. Our ESP technology and manufacturing trade secrets provides significant product performance benefits and strong competitive advantages.

Preservation rate is a key measure of efficacy over time. An earlier independent retinol study showed that our preservation rate over a six week period was 94.5% vs. competitive products at 67%, 28% higher. In 2019 we subsequently improved our technology to achieve preservation rates approaching 100%.

Product Benefits
- Greater product efficacy and stability over the products use
- Longer product shelf lives
- Elimination of preservatives and other ingredients required by legacy manufacturing processes to preserve efficacy and stability
- Enables ingredient combinations **NOT** possible with legacy manufacturing processes
- **ALWAYS SAFE, CONTAMINATION** and **GERM FREE**

Target Market and Sales / Marketing Strategy
We compete in the large and growing beauty and wellness product markets exceeding $400B. Our go to market strategy includes direct to consumer, international distribution, and retail channels.

Financial Projections

	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5
Revenue	$ 1,577,950	$ 6,944,215	$ 15,000,690	$ 31,590,540	$ 54,663,570
EBITDA	$ (1,279,898)	$ 938,047	$ 2,539,405	$ 7,198,418	$ 13,736,872
EBITDA %	-81.1%	13.5%	16.9%	22.8%	25.1%

Note: Assumes $3M raise is completed inclusive of WeFunder

*These are forward-looking projections and are not guaranteed



URL: https//odysseyscience.com

Contact: Michael Brower
mbrower@odysseyscience.com

Investment Opportunity
- Raising $50K - $107K through WeFunder to launch next products
- We are targeting a total raise of $3M (inclusive of WeFunder)
- Proceeds: Sales & Marketing $1.4M, Inventory $600K, R & D $500K, Working Capital $500K.

Experienced Team
Over 90 years of experience in the CPG and waste industries, achieving multiple successful shareholder exits.

Development team is led by individuals with strong experience and with pharmaceutical and OTC skin and personal care products. Successful development track record includes Antiperspirants / Deodorants, Shaving Preparations, Tooth Whiteners, Cosmetics and prescription products for Dry Skin, Acne and Atopic Dermatitis.

Exclusive Manufacturing Partner
FDA registered and inspected facility and GMP laboratory.

Product Offering
- Non and CBD skincare products
- First product a CBD moisturizer launched in 2020
- Other products launching Q4 '20 and Q1 '21
- Sustainable packaging, no harmful propellants
- Ingredient transparent, paraben free, cruelty free, non-comedogenic, gluten-free, fast absorbing, scent satisfying
- Made in the USA

Milestones Achieved
- Technology developed, patents filed
- Custom production line in place
- First product launched; 5 other products developed and ready for manufacture